Exhibit 11.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

For the Three Months Ended March 31, 2003 and 2002
(Dollars in Thousands, Except Per Share Data)

	Three Months Ended
	March 31

	2003	2002

		(Restated)

Loss from continuing operations before the cumulative effect of change in accounting principle	$(13,092)	$(7,723)
Loss on discontinued operations	(926)	(2,826)
Cumulative effect of change in accounting for asset retirement obligations	(6,874)	—
Cumulative effect of change in accounting for intangible assets	—	(11,510)

Net loss	$(20,892)	$(22,059)

Weighted average number of common shares outstanding:
Basic	48,890,996	48,554,631
Effect of dilutive securities	167,738	163,060

Diluted	49,058,734	48,717,691

Net loss per common share:
Basic from continuing operations before cumulative effect of change in accounting principle	$(0.27)	$(0.16)
Discontinued operations	(0.02)	(0.06)
Cumulative effect of change in accounting principle	(0.14)	(0.23)

	$(0.43)	$(0.45)

Diluted from continuing operations before cumulative effect of change in accounting principle	$(0.27)	$(0.16)
Discontinued operations	(0.02)	(0.06)
Cumulative effect of change in accounting principle	(0.14)	(0.23)

	$(0.43)	$(0.45)